UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Synthetic Voting Ballot Map of the Annual General Meeting ("AGM"), filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 18, 2022.
2.	Synthetic Voting Ballot Map of the Extraordinary General Meeting (“EGM”), filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 18, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 19, 2022

Item 1

Synthetic Voting Ballot Map of the Annual General Meeting ("AGM"), filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 18, 2022.

NATURA &CO HOLDING S.A. Publicly Held Company NIRE: 35.300.531.582 CNPJ/ME: 32.785.497/0001-97

BOOKKEEPER SYNTHETIC VOTING BALLOT MAP
ANNUAL GENERAL MEETING – APRIL 20, 2022 - 08h00

RESOLUTION CODE (REMOTE VOTING BALLOT)	DESCRIPTION OF RESOLUTION	RESOLUTION VOTE AND QUANTITY OF SHARES
		APPROVE (YES)	REJECT (NO)	ABSTAIN
1.	Resolution Review the managers’ accounts, examine, discuss, and vote the financial statements, together with the independent auditors' report, for the fiscal year ended on December 31, 2021.	284,873,551	250,000	56,334,144
2.	Resolution Examine, discuss, and vote on the capital budget proposal for the fiscal year ending on December 31, 2022.	341,457,695	0	0
3.	Resolution Examine, discuss and vote on the proposed allocation of the net profits of the fiscal year ended on December 31, 2021 and the distribution of dividends.	341,451,292	6,403	0
4.	Resolution Define that the board of directors is composed of thirteen (13) members.	326,963,810	9,248,578	5,245,307
5.	Resolution Resolve about the independence of Carla Schmitzberger, Gilberto Mifano, Fábio Colletti Barbosa, Jessica DiLullo Herrin, Ian Martin Bickley, Nancy Killefer, W. Don Cornwell, Andrew George McMaster Jr., and Georgia Melenikiotou as candidates to independent members of the Board of Directors.	341,207,695	250,000	0

6.	Question Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).	13,761,455	86,108,975	241,587,265
7.

Election of the board of directors by a single slate

Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place).

Slate proposed by the management:

ANTONIO LUIZ DA CUNHA SEABRA
GUILHERME PEIRÃO LEAL
PEDRO LUIZ BARREIROS PASSOS
ROBERTO DE OLIVEIRA MARQUES
CARLA SCHMITZBERGER
GILBERTO MIFANO
FÁBIO COLLETTI BARBOSA
JESSICA DILULLO HERRIN
IAN MARTIN BICKLEY
NANCY KILLEFER
W. DON CORNWELL
ANDREW GEORGE MCMASTER JR.
GEORGIA MELENIKIOTOU

		299,812,390	35,891,215	5,754,090
8.	Question If one of the candidates that compose the chosen slate leaves it, do the votes corresponding to their shares may keep being attributed to the chosen slate?	9,467,703	326,494,685	5,495,307
9.	Question
	In the event of adoption of the multiple voting procedure, do the votes corresponding to their shares need to be distributed in equal percentages to the members of the slate that you have chosen? [If the shareholder chooses ”no” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.].	75,207,166	0	266,250,529

10.1.	Election of the board of directors by multiple voting procedure View of all the candidates that compose the slate to indicate the cumulative voting distribution. ANTONIO LUIZ DA CUNHA SEABRA	5,543,653	0	0
10.2.	GUILHERME PEIRÃO LEAL	5,543,653	0	0
10.3.	PEDRO LUIZ BARREIROS PASSOS	5,543,653	0	0
10.4.	ROBERTO DE OLIVEIRA MARQUES	5,088,143	0	0
10.5.	CARLA SCHMITZBERGER	5,950,185	0	0
10.6.	GILBERTO MIFANO	5,945,266	0	0
10.7.	FÁBIO COLLETTI BARBOSA	5,746,684	0	0
10.8.	JESSICA DILULLO HERRIN	5,970,645	0	0
10.9.	IAN MARTIN BICKLEY	5,970,645	0	0
10.10.	NANCY KILLEFER	5,970,645	0	0
10.11.	W. DON CORNWELL	5,970,645	0	0
10.12.	ANDREW GEORGE MCMASTER JR.	5,970,645	0	0
10.13.	GEORGIA MELENIKIOTOU	5,970,645	0	0

11.	Question Do you wish to request the separate election of member of the board of directors, pursuant to article 141, paragraph 4, I of Law 6,404 of 1976? [The shareholder may fill in this field if they the uninterrupted holder of the shares they vote for during the 3 months immediately prior to the general meeting If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors.]	37,134,834	28,110,197	276,212,664
12.	Resolution Define the global compensation of the Company’s managers, to be paid by the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2022, as per the management proposal.	268,715,633	40,932,752	31,809,310
13.	Question Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law No. 6,404 of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council)	269,000,858	35,002,543	37,454,294
14.	Separate election of the Fiscal Council – common shares Nomination of candidates to the Fiscal Council by minority shareholders holding voting shares. CYNTHIA MEY HOBBS PINHO / ANDREA MARIA RAMOS LEONEL	310,021,048	514,700	30,873,647

Item 2

Synthetic Voting Ballot Map of the Extraordinary General Meeting (“EGM”), filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 18, 2022.

NATURA &CO HOLDING S.A. Publicly Held Company NIRE: 35.300.531.582 CNPJ/ME: 32.785.497/0001-97

BOOKKEEPER SYNTHETIC VOTING BALLOT MAP
EXTRAORDINARY GENERAL MEETING – APRIL 20, 2022 - 08h00

RESOLUTION CODE (REMOTE VOTING BALLOT)	DESCRIPTION OF RESOLUTION	RESOLUTION VOTE AND QUANTITY OF SHARES
		APPROVE (YES)	REJECT (NO)	ABSTAIN
1.	Resolution Resolve on the management proposal for the re-ratification of the global compensation of the Company’s managers relating to the period from May 2021 to April 2022, fixed at the Company’s Annual General Meeting held on April 16, 2021.	340,543,508	6,565,205	5,247,507
2.	Resolution Approval of the management proposal for the amendment to article 5 and the consolidation of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 18, 2022.	352,354,020	0	2,200